Atna Announces CDN$7 Million “Bought Deal” Financing

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Vancouver, B.C. (December 1, 2005). Atna Resources Ltd. (the “Company”) (ATN: TSX ) is pleased to announce that it has entered into an agreement for a “bought deal” financing with a syndicate of underwriters led by Canaccord Capital Corporation and including Haywood Securities Inc., and Pacific International Securities Inc. The Company will issue 5,200,000 Special Warrants at CDN$1.35 per Special Warrant to raise gross proceeds of CDN$7,020,000. Each Special Warrant will be exercisable into one common share (the “Shares”) of the Company upon qualification by a prospectus (the “Prospectus”). The Company has undertaken to use its best efforts to file the Prospectus qualifying the distribution of the Shares. If the Prospectus is not cleared by the applicable securities commissions by January 31, 2006, then each Special Warrant outstanding will on exercise entitle the holder thereof to acquire 1.1 Shares without further payment on the part of the holder.

The underwriters have the option to purchase up to an additional 2,250,000 Special Warrants at the offering price until 48 hours prior to closing. The net proceeds of the private placement transaction will be used for exploration and development of the Company’s properties and for general working capital purposes.

The offering is scheduled to close on or before December 15, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

Atna has an option to earn a 70% interest in the Pinson project from Pinson Mining Company (Barrick Gold). Atna expects the underground exploration and development program will satisfy the earn-in expenditure requirement of US$12 million and provide the basis to prepare a prefeasibility study for Pinson Mining by the end of this year and could be in production by the second quarter of 2006.

For further information, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Deanna McDonald, Geologist & Corporate Communications Manager
Tel: (604) 684-2285; Fax: (604) 684-8887, E-mail: dmcdonald@atna.com